Exhibit 12.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended December 31,		Year ended December 31,
	2007	2006	2007	2006
Income (loss) before income taxes	$(11,216)	$1,438	$(25,343)	$7,770
Adjustments:
Add fixed charges:
Interest expense	1,021	—	12,294	—
Rental expense attributable to interest	7	6	31	23

Total fixed charges	1,028	6	12,325	23

Adjusted earnings	$(10,188)	$1,444	$(13,018)	$7,793

Ratio of earnings to fixed charges	(9.9)	240.7	(1.1)	338.8

(a)	For the three months and year ended December 31, 2007, earnings as defined were inadequate to cover fixed charges as defined by $11.2 million and $25.3 million, respectively.